Exhibit 99.1

Immuron CEO, Steven Lydeamore presentation at Emerging Growth Conference Melbourne, Australia, May 8 , 2026 : Immuron Limited (ASX : IMC ; NASDAQ : IMRN) is pleased to advise our Chief Executive Officer, Steven Lydeamore presented virtually at the Emerging Growth Conference on Thursday 7 th May 2026 ( 10 : 15 am - 10 : 45 am U . S . Eastern Time) . A copy of the presentation made is included below . This release has been authorised by the directors of Immuron Limited . - - - END - - - COMPANY CONTACT: Steven Lydeamore Chief Executive Officer steve@immuron.com About Immuron Immuron Limited (ASX : IMC, NASDAQ : IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases . About Travelan® Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce . Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea - causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea . In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709 ) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro - intestinal disorders and is antimicrobial . In Canada, Travelan® is a licensed natural health product (NPN 80046016 ) and is indicated to reduce the risk of Travelers’ Diarrhea . In the U . S . , Travelan® is sold as a dietary supplement for digestive tract protection . Travelers’ diarrhea (TD) TD is generally defined as the passage of ≥ 3 unformed stools per 24 hours plus at least one additional symptom (such as nausea, vomiting, abdominal cramps, fever, blood/mucus in the stools, or fecal urgency) that develop while abroad or within 10 days of returning from any resource - limited destinations ( Leung et al . , 2006 ) . Diarrhea continues to be the most frequent health problem among travelers to destinations in lower - and middle - income regions ( Steffen, 2017 ) . Deployed US military personnel, essentially representing a long - term traveller population, are particularly affected given their population dynamics and the context in which they seek care and treatment ( Connor et al . , 2012 ) . Diarrhea is the leading infectious disease threat to the overall health and preparedness of deployed US armed forces, with diarrheagenic E . coli, Campylobacter spp . , and Shigella spp . among the most commonly reported etiologies ( Riddle et al . , 2006 ) . Immuron Platform Technology

Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper - immune bovine colostrum . Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active . Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract . Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there . The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases . The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce . IMM - 124 E (Travelan®) IMM - 124 E was developed using Immuron’s platform technology . IMM - 124 E is produced from the colostrum of birthing cattle that have been immunised during pregnancy with a vaccine containing the outer antigens of multiple human derived ETEC . A total of 13 ETEC strains are used in the vaccine to produce high levels of antibodies against selected surface antigens from the most common strains of ETEC . ( Otto et al . , 2011 ) The resultant hyperimmune colostrum IMM - 124 E from ETEC vaccinated cows contains significant levels of polyclonal antibodies specific for ETEC antigens LPS, CFA - I and Flagellin ( Sears et al . , 2017 ) . The antibodies produced in IMM - 124 E have been found to have a stronger binding and neutralizing activity (than the antibodies of unvaccinated cattle) against a wide range of LPS antigens including both the variable O - polysaccharide region and the preserved oligosaccharide core ‘R’ region of LPS from the 13 serotypes used in the ETEC vaccine . IMM - 124 E is manufactured into a tablet form referred to as Travelan® . IMM - 529 Immuron is developing IMM - 529 as an adjunctive therapy in combination with standard of care antibiotics for the prevention and/or treatment of recurrent Clostridioides difficile infection (CDI). IMM - 529 antibodies targeting Clostridioides difficile (C. diff) may help to clear CDI infection and promote a quicker re - establishment of normal gut flora, providing an attractive oral preventative for recurrent CDI. Immuron is collaborating with Dr. Dena Lyras and her team at Monash University, Australia to develop vaccines to produce bovine colostrum - derived antibodies. Dairy cows were immunised to generate hyperimmune bovine colostrum (HBC) that contains antibodies targeting three essential C. diff virulence components. IMM - 529 targets Toxin B (TcB), the spores and the surface layer proteins of the vegetative cells. This unique 3 - target approach has yielded promising results in pre - clinical infection and relapse models, including (1) Prevention of primary disease (80% P =0.0052); (2) Protection of disease recurrence (67%, P <0.01) and (3) Treatment of primary disease (78.6%, P<0.0001; TcB HBC). Importantly IMM - 529 antibodies cross - react with whole cell lysates of many different human strains of C. diff including hypervirulent strains. To our knowledge, IMM - 529 is, to date, the only investigational drug that has shown therapeutic potential in all three phases of the disease ( Hutton et al., 2017 ). ProIBS® Immuron has an exclusive distribution agreement with Calmino goup AB for the territories of Australia and New Zealand for ProIBS®. ProIBS® - to help patients treat IBS symptoms ProIBS® is a certified medical device for the treatment of IBS symptoms such as abdominal pain, bloating and unsettled bowel movements (diarrhoea and/or constipation). ProIBS® contains AVH200®, derived from the plant Aloe barbadensis. Mill. AVH200® has gel forming components which support the intestinal mucosal barrier. As IBS is known to affect individuals for a long period of time, it is essential to have a treatment appropriate for long - term use – as ProIBS® is. The product is safe, and no interactions with other medications are known. Science - driven innovative Calmino group AB, the developer of ProIBS®, conducted a usability study among 1,003 users. PROIBS® was helpful for 94% of them. 91% of the users experienced an improvement in daily life and 98% would recommend PROIBS® to someone else. To learn more please check: www.proibs.eu .

Irritable bowel syndrome (IBS) is a common condition where you experience symptoms related to your digestive system. This is sometimes linked to certain foods, lifestyle habits and stress levels or mood. IBS affects around 3 out of every 10 people. Females are more likely than males to be affected. Some key symptoms of IBS include: abdominal pain or discomfort; stomach bloating and wind; chronic diarrhoea or constipation, or alternating between the two.( healthdirect.gov.au ) According to available data, the IBS treatment market in Australia is estimated to be a part of the broader "Digestives & Intestinal Remedies" market, generating a revenue of around AU$221.14 million in 2025, with a projected annual growth rate of 3.28%. ( Statista ) References Connor P, Porter CK, Swierczewski B and Riddle MS. Diarrhea during military deployment: current concepts and future directions. Curr Opin Infect Dis. 25(5): 546 - 54; 2012. Hutton, M.L., Cunningham, B.A., Mackin, K.E. et al. Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative. Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598 - 017 - 03982 - 5 Leung AK, Robson WL, Davies HD. Travelers’ diarrhea. Adv Ther. Jul - Aug; 23(4): 519 - 27; 2006 Otto W, Najnigier B, Stelmasiak T and Robins - Browne RM . Randomized control trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by enterotoxigenic Escherichia coli in volunteers Scandinavian Journal of Gastroenterology 46 : 862 – 868 ; 2011 . Riddle MS, Sanders JW, Putnam SD, and Tribble DR . Incidence, etiology, and impact of diarrhea among long - term travelers’ (US military and similar populations) : A systematic review . American Journal of Tropical Medicine and Hygiene . 74 (5) : 891 - 900 ; 2006 . Sears KT, Tennant SM, Reymann MK, Simon R, Konstantopolos N, Blackwelder WC, Barry EM and Pasetti MF . Bioactive Immune Components of Anti - Diarrheagenic Enterotoxigenic Escherichia coli Hyperimmune Bovine Colostrum products . Clinical and Vaccine Immunology . 24 (8) 1 - 14 ; 2017 . Steffen R. Epidemiology of travelers' diarrhea. J Travel Med. 24(suppl_1): S2 - S5; 2017. For more information visit: https://www.immuron.com.au/ and https://www.travelan.com Subscribe to Immuron’s InvestorHub: Here FORWARD - LOOKING STATEMENTS : This press release may contain “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 , each as amended . Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts . Forward - looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value . Factors that could cause actual results to differ materially from those currently anticipated include : risks relating to our growth strategy ; our ability to obtain, perform under and maintain financing and strategic agreements and relationships ; risks relating to the results of research and development activities ; risks relating to the timing of starting and completing clinical trials ; uncertainties relating to preclinical and clinical testing ; our dependence on third - party suppliers ; our ability to attract, integrate and retain key personnel ; the early stage of products under development ; our need for substantial additional funds ; government regulation ; patent and intellectual property matters ; competition ; as well as other risks described in our SEC filings . We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law .

Steven Lydeamore Chief Executive Officer Investor Presentation NASDAQ: IMRN ASX: IMC 8 May 2026

Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “ anticipates,” “expects,” “intends,” “plans,” “believes,” “ seeks,” “estimates,” “guidance” and s imilar expressions are intended to identify forward - looking statements. Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain r i sks and uncertainties, some of which are beyond Immuron’s control, including those r i sks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ f rom those expressed or forecasted in the forward - looking statements. The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by l aw or by any appropriate regulatory authority. FY 2026 results in this presentation are subject to audit review. SAFE HARBOR STATEMENT

Immuron Ltd is an Australian integrated biopharmaceutical company with global scale, focused on developing, and commercialising, oral products for the treatment of gut mediated diseases Research & Development 2 pipeline assets to be partnered for development and commercialization Global footprint Australia, US, Canada and expanding Technology Platform Safe and potentially transformational approach to gut infections Our Products • Reduce the risk of Traveller’s Diarrhoea • Sold in pharmacies Australia - wide • Available in Australia, USA and Canada • Treatment of symptoms associated with Irritable Bowel Syndrome (IBS) • Sold in pharmacies Australia - wide NEW • Immuron’s core strength lies in its ability to program cows to produce high levels of specific polyclonal antibodies (immunoglobulins) through vaccination. • Orally Active: Unlike many biologics that require injection, Immuron’s bovine antibodies are naturally hardy. They survive the harsh acidic environment of the human stomach to work directly in the Gastrointestinal (GI) tract. • Precision Targeting: The platform can be "tuned" to target specific bacteria, viruses, or toxins by changing the vaccine. • Dual - Action Mechanism: The products don't just target the pathogens; they prevent them from sticking to the gut wall and neutralize the inflammatory toxins they release. • No reported serious adverse events or safety signals. Safety demonstrated in repeat - dose animal toxicity studies, immunohistochemical assessments showing no off - target cross - reactivity and bacterial reverse - mutation testing confirming it is non - mutagenic. Technology Platform Corporate Research I ndependent Buy recommendation

Executive summary

Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases

Company Overview

Two commercial products: Travelan® (traveler's diarrhea) and ProIBS (irritable bowel syndrome)

Two clinical assets: Travelan®: IMC: eligible for end of Phase 2 meeting with U.S. FDA

IMM-529 (CDI): U.S. FDA investigational new drug (IND) application approval to proceed with Phase 2 clinical trial

Business Update

Commercial:

Continued quarter on quarter and year on year growth of Travelan®

Clinical:

Validated Platform: The "Hyper-Immune" platform is versatile. Beyond traveler's diarrhea (Travelan®), the company is moving into high-value clinical targets like C. diff (IMM-529)

Partnerships: Immuron has taken a strategic decision to pursue partnerships to fund progress of Travelan®(IMM-124E) and IMM-529 clinical programs.

- IMM-124E: Eligible for end of Phase 2 meeting with the U.S. Food and Drug Administration (FDA)
- IMM-529: Investigational New Drug (IND) Application approved by the FDA

Financial Results

3Q FY26:

Global Sales Revenue YTD of A$5.7 million up 7% on pcp

Global Sales Revenue of A$1.5 million up 16% on pcp

Australian Sales of A$0.9 million, up 15% on pcp

Canada Sales of A$0.1 million, up >100% on pcp

U.S. Sales of A$0.5 million, up 1% on prior year (up 13% on pcp in USD)

Half Year FY26:

EBITDX (ex-R&D)[2] was -A$1.1m, up A$0.1m on HY25

and up A$0.7m on 2H FY25

Cash of A$10.0 million, up A$7.2 million on 30 June 2025; equivalent to 22.5 months of cash used in operating activities in 1H FY26

Post HY: R&D Tax Incentive A$1.1 million received in February

Financial Snapshot

Shares on Issue	326,653,609
Total Options	13,197,491
Last Traded Price[1]	IMC: A$0.029
52 week High/Low	IMC: A$0.098/0.026 IMRN: $2.39/0.677
Market Cap	IMC: A$9.47m
Cash (31 December 2025)	A$10.0m

Major Shareholders[1]

Holder	Units	% of CSO
BNY Mellon Asset Management	135,013,184	41.33 %
Board and Employees	**6,252,026**	**1.91%**
Karma Wealth	6,000,000	1.84 %
Mr Iain Chaney & Mrs Antonia Chaney	5,535,907	1.70 %

[1] As at 4 May 2026

[2] Earnings before Interest, Tax, Depreciation, Foreign Exchange and Net R&D (R&D expenses less R&D income)

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immuron

5 Immuron strategic reset provides clearer path to profitability Immuron has taken a strategic decision to partner clinical assets IMM - 124E and IMM - 529 for development and commercialization. • IMM - 124E is eligible for an end of Phase 2 meeting with the U.S. FDA (indication: traveler’s diarrhea) • Lumanity 1 peak U.S. sales estimate of US$102 million • IMM - 529 has an investigational new drug (IND) application approved by the U.S. FDA and is ready to go into Phase 2 clinical trials (indication: Clostridioides difficile infection) • Lumanity 1 peak U.S. sales estimate of US$400 million • Under a partnering model, the licensee typically funds development, registration and commercialization costs and pays the licensor an upfront licensing fee, milestone payments and royalties on sales • This partnering strategy removes the uncertainty of how Immuron would fund these assets through to commercialization • Partnering has the potential to bring forward monetization of these assets • The reduction in R&D expenses (net of R&D Tax Incentive) will improve profitability and decrease cash burn • Immuron has sufficient cash ($10 million @ 31 December 2025) to fund commercial operations (over the counter (OTC) sales of Travelan® and P RO IBS® • Immuron continues to evaluate opportunities to broaden distribution and to add complementary products to its OTC portfolio 1. Lumanity global healthcare consulting

IMM-124EMarket Potential

Immuron

TAM (Total Addressable Market)
The global Traveler's Diarrhea (TD) market, including all treatments (antibiotics, anti-diarrhea agents) and prevention (vaccines, probiotics).

- **Global Value**: The global Traveler's Diarrhea treatment market is estimated at \$3.31 billion for 2026, growing at a CAGR of ~6.8%.
- **Pathogen Burden**: Bacterial pathogens (E. coli, etc.) cause ~80% of cases, which is the specific target for Travelan's hyper-immune bovine colostrum technology.

SAM (Serviceable Addressable Market)
The specific segment of travelers visiting high-risk regions who seek prophylactic (preventative) and OTC/Natural solutions rather than acute treatment.

- **Prevention vs. Treatment**: Historically, the "prevention" segment accounts for roughly 25% of the total market, as many travelers rely on acute treatment (antibiotics/Imodium) only after falling ill.
- **High-Risk Travel**: Approximately 20-40% of international arrivals (1.52 billion in 2025) are traveling from developed nations to high-risk zones (Africa, SE Asia, Latin America), which constitutes the primary customer base.

SOM (Serviceable Obtainable Market)
15-20% penetration rate of the "addressable travelers" segment by shifting Travelan from a "niche discovery" to a "standard of care" through the following marketing resources:

- **The "Treatment to Prevention" Pivot**: High-spend marketing (SEO/SEM targeting "Bali belly," "Mexico travel tips," etc.) captures the user at the booking phase, effectively moving them from the Treatment TAM to the Prevention SAM.
- **Pharmacy & Clinical Detailing**: An "appropriate" resource allocation includes a field force to educate pharmacists (who drive the majority of OTC sales). In Australia, where this is already partially active, Travelan accounts for nearly 75% of the niche market; duplicating this in the US/UK is the primary driver of this SOM growth.



TAM: \$3,310M
Global TD Treatment & Prevention Market
SAM: \$520M
High-Risk Prophylaxis & Natural OTC Segment
SOM: \$188M
Travelan Peak Potential with Full Marketing Support

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IMM-529 Market Potential

The Disease: *C. difficile* is the leading cause of healthcare-associated infection causing 400,000 cases and 30,000 deaths in the US annually

Disease spectrum:

- **Mild-to-moderate**: Watery persistent diarrhea, cramping
- **Severe/Pseudomembranous Colitis (PMC)**: Colon wall plaques
- **Fulminant CDI**: Toxic megacolon, sepsis, and potential bowel perforation, death

Who's at risk: Adults 65+, immunocompromised patients, antibiotic users, and Proton Pump Inhibitors users.

Problem with current treatment: Antibiotics eliminate pathogens, indiscriminately disrupt the gut microbiome, hinder flora regeneration, and leave 25% patients vulnerable to recurrent infection within 30 days, rising to 65% after multiple episodes

Market opportunity: The diagram represents the funnel from the clinical burden to Immuron's target revenue:

- TAM (Total Addressable Market): 100% of all recurrent CDI patients globally at regional pricing.
- SAM (Serviceable Addressable Market): The subset of patients expected to be treated with advanced therapy (e.g., FMT, Vowst, Rebyota, or IMM-529).
- SOM (Serviceable Obtainable Market): The peak revenue based on Immuron capturing 30% of the advanced therapy segment.


TAM: Global Recurrent CDI Market
$3.52 Billion
SAM: Advanced Therapy Market
$2.18 Billion
SOM: IMM-529 Peak Revenue
$653.5 Million

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IMM-529 Deal Potential

Immuron

Year	Licensor / Asset Owner	Licensee / Acquirer	Licensed Asset	Financial terms (public)	Stage at deal	Status update (as of March 2026)
2024	Seres Therapeutics	Nestlé Health Science	VOWST (SER-109) business (oral microbiota spores)	Asset sale signed Aug 2024 (public reporting indicates deal structure included upfront and additional payments; exact totals vary by source and filings). (BioSpace)	Marketed	FDA approved (Apr 2023) and commercialized by Nestlé Health Science; global rights consolidated under Nestlé via the 2024 transaction. (U.S. Food and Drug Administration)
2023	Destiny Pharma	Sebela Pharmaceuticals	NTCD-M3 (non toxigenic C. difficile strain, live biotherapeutic)	Upfront $1M; up to $570M milestones (incl. $19M development and up to $550M sales) plus royalties. (FT Markets)	Phase 3 ready	Phase 3 preparation continues, including work on a more patient friendly capsule formulation and regulatory alignment on Phase 3 design. (AMR Bio)
2021	Seres Therapeutics	Nestlé Health Science	SER-109 (later VOWST)	$175M upfront; $125M on FDA approval; up to $225M sales milestones; profit share structure. (Business Wire)	Phase 3	Became FDA approved Apr 2023; subsequently commercialized and later moved into the 2024 asset sale to Nestlé (row above). (U.S. Food and Drug Administration)
2018	Rebiotix	Ferring Pharmaceuticals	RBX2660 (later REBYOTA), microbiota suspension	Acquisition (terms not fully disclosed publicly). (Ferring Global)	Phase 3	FDA approved Nov 2022 for prevention of recurrent CDI; marketed as REBYOTA. (Ferring Global)
2017	Summit Therapeutics	Eurofarma	Ridinilazole (small molecule antibiotic)	$2.5M upfront; up to $25M milestones plus royalties. (BioSpace)	Phase 2/3	Phase 3 program did not meet superiority vs vancomycin; Summit later focused its strategy on oncology (ivonescimab). (Fierce Biotech)
2017	Assembly Biosciences	Allergan (later AbbVie)	Microbiome GI programs (often cited as ABI-M201, ABI-M301; not CDI specific)	$50M upfront plus milestones and royalties (per deal announcement coverage). (BioSpace)	Preclinical	Partnership was later unwound and the microbiome candidates returned; Assembly ultimately exited microbiome work. Note: public deal descriptions emphasize UC and Crohn’s, not CDI. (Fierce Biotech)

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1. FINANCIAL & OPERATIONAL HIGHLIGHTS

10 Continued strong sales growth Global + 3Q FY 2026 AUD$1.5 million up 16% on prior year + Mar YTD 2026 AUD$5.7 million up 7% on prior year Australia + 3Q FY 2026 AUD $0.9 million up 15% on prior year + Mar YTD 2026 AUD$4.2 million up 14% on prior year North America + 3Q FY 2026 AUD $0.6 million up 18% on prior year + Mar YTD 2026 AUD$1.5 million down 7% on prior year + USA Mar YTD 2026 AUD$1.3 million up 10% on prior year + Canada 3Q FY 2026 AUD$0.1 million, up >100% on prior year and 82% on prior quarter

11 Outlook Continued YoY sales growth Progression towards EBITDX (ex - R&D) 1 breakeven IMM - 529 Partnering 1H 2027 Travelan ® Partnering 1H 2027 1 Earnings before Interest Tax Depreciation and FX and ex - R&D: Research & Development expenses, R&D Tax Incentive and R&D grants 1 Refer Safe Harbor Statement Projecting 2H FY26 and FY26 Net Sales to both exceed pcp and Net Sales, Net Profit and EBITDX (ex - R&D) all to exceed pcp 2

EMAIL: STEVE@IMMURON.COM PHONE: AUSTRALIA: +61 438 027 172 STEVEN LYDEAMORE CHIEF EXECUTIVE OFFICER IMMURON LIMITED CONTACT INFORMATION: